Exhibit 99.1

Borr Drilling Limited – Receives creditor consent for extension of yard debt maturities and deliveries

Hamilton, Bermuda, 26 January 2022

Reference is made to Borr Drilling Limited's (the "Company") (NYSE and OSE: “BORR”) announcement 28 December 2021 relating to the subscription and allocation of a total of 13,333,333 new depository receipts (the "Offer Shares"), raising gross proceeds of USD 30 million (the “Equity Offering”).

A condition for completion of the Equity Offering was obtaining such approvals and waivers deemed necessary and appropriate from the Company's other creditors, including Hayfin and DNB Bank ASA and the other lenders in the Senior Secured Facilities (the “Facilities”) to enter into the amendment agreements with the yards for deferral of debt maturities and delivery instalments from 2023 to 2025. The Company is pleased to announce that it has today received consents from these creditors to enter into the agreements with the shipyards as per the terms agreed in December 2021.

The Company has agreed to enter into negotiations with the lenders of the Facilities and certain holders of the 3.875% Senior Unsecured Convertible Bonds due 2023 (the "Convertible Bonds") and use its best efforts to reach a binding refinancing of the Facilities and the Convertible Bonds by 31 March 2022 and complete such refinancing by 30 June 2022.

The Company has also agreed with the lenders of the Facilities an amendment to one of its financial covenants such that its book value to equity ratio requirement will remain 25% until 30 June 2022.

“We are pleased to have reached agreements with the creditors in the Facilities for the implementation of the deferral agreements with the yards. This is an important step in order to find a long-term financing solution for Borr Drilling” says CEO Patrick Schorn in a comment.

The date of settlement of the Offer Shares is expected to be on or about 28 January 2022, subject to satisfaction of the other closing conditions referred to in the announcement made 28 December 2021. The Offer Shares will be listed on the Oslo Stock Exchange (“OSE”) upon delivery. No Offer Shares will be offered or sold in transactions on the NYSE.

Forward looking statements

This press release includes forward looking statements, which do not reflect historical facts and may be identified by words such as “expect”, “will” and similar expressions and include statements relating to the consents obtained from creditors including the conditions to such consents, and statements relating to the Equity Offering, conditions relating to completion of the offering and expected timing of closing of the offering. Such forward-looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to meeting the conditions for and completing the Equity Offering, risks relating to the consents obtained and meeting the conditions for such consents, the outcome of the discussions with creditors, and whether agreements will be reached by the dates mentioned herein or at all and the terms of any such agreements and other factors described in the section entitled “Risk Factors” in our filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

This announcement does not constitute an offer to buy, sell or subscribe for any securities described herein. The Equity Offering has not been and will not be registered under the Securities Act of 1933 and the Offer Shares may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.